EXHIBIT 12

Toys “R” Us, Inc.

Computation of Historical Ratios of Earnings to Fixed Charges (a)

(In Thousands, Except Ratio Data)

	Fiscal Years Ended
	January 29, 2011	January 30, 2010	January 31, 2009	February 2, 2008	February 3, 2007
Consolidated pretax earnings from continuing operations	$132,267	$344,176	$218,009	$220,071	$143,378
Noncontrolling interest in Toys – Japan	(1,263)	(7,660)	(7,440)	2,254	(1,444)
Interest capitalized during period	(572)	(409)	(1,051)	(627)	(365)
Total fixed charges	755,418	677,247	600,504	656,191	729,317

Adjusted earnings from continuing operations	$885,850	$1,013,354	$810,022	$877,889	$870,886

Fixed Charges:
Interest expense	$521,021	$447,115	$419,173	$502,691	$536,762
Interest capitalized during period	572	409	1,051	627	365
Interest portion of rental expense	233,825	229,723	180,280	152,873	192,190

Total Fixed Charges	$755,418	$677,247	$600,504	$656,191	$729,317

Ratio of Earnings to Fixed Charges	1.17	1.50	1.35	1.34	1.19

(a)    For purposes of calculating the ratio of earnings to fixed charges, earnings were calculated by adding (i) earnings from continuing operations before noncontrolling interest and income taxes, (ii) interest expense, including the portion of rents representative of an interest factor and (iii) amortization of debt issue costs. Fixed charges consist of interest expense, amortization of debt issue costs and the portions of rents representative of an interest factor.

Rent expense, net of sublease income	570,305	518,722	502,944	475,943	437,891
Capitalization factor	5.0	5.3	6.7	7.3	6.6
Weighted average cost of long-term debt	8.2%	8.3%	5.3%	4.4%	6.7%
Interest in rent expense	233,825	229,723	180,280	152,873	192,190
% of interest to rent expense	41%	44%	36%	32%	44%